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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            PrimeEnergy Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74158E104
          ------------------------------------------------------------
                                 (CUSIP Number)

                             Michael A. Varet, Esq.
                             Piper & Marbury L.L.P.
                                 53 Wall Street
                            New York, New York 10005
                                 (212) 858-5356
- ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 3, 1996
      --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box       |_|.

Check the following box if a fee is being paid with the statement          |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                                                   SCHEDULE 13D
CUSIP No.  74158E104
- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert de Rothschild
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |X|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
3      SEC USE ONLY
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       France
- ------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                         14,000

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         ----
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          14,000
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                                       ----
                      ------- --------------------------------------------------
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  530,361
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |X|

- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.0
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
- -------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                   SCHEDULE 13D

CUSIP No.  74158E104
- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Amrace Inc.
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                       (b) |X|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
3      SEC USE ONLY
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware (USA)
- ------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                         200,000

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         ----
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          200,000
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                                       ----
                      ------- --------------------------------------------------
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  200,000
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.2
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
- -------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                   SCHEDULE 13D
CUSIP No.  74158E104
- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The American Energy Co., Inc.
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                       (b) |X|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
3      SEC USE ONLY
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware (USA)
- ------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                         293,732

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         ----
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          293,732
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                                       ----
                      ------- --------------------------------------------------
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  293,732
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.1
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
- -------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                   SCHEDULE 13D

CUSIP No.  74158E104
- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       A. Stanley Gluck
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                       (b) |X|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
3      SEC USE ONLY
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)    |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
- ------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                         ----

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         22,629
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          ----
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                                       22,629
                      ------- --------------------------------------------------
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  --0--
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  --0--
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN   OO
- -------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                                   SCHEDULE 13D
CUSIP No.  74158E104
- ------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael A. Varet
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                      (b) |X|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
3      SEC USE ONLY
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)    |_|
- ------ -------------------------------------------------------------------------
- ------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
- ------ -------------------------------------------------------------------------
                      ------- --------------------------------------------------
                      7       SOLE VOTING POWER

     NUMBER OF                         ----

                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                         22,629
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                          ----
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        WITH          10      SHARED DISPOSITIVE POWER

                                       22,629
                      ------- --------------------------------------------------
- -------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  --0--
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|

- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  --0--
- -------- -----------------------------------------------------------------------
- -------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN OO
- -------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer.

         This Schedule 13-D relates to the Common Stock ($.10 par value) of PrimeEnergy Corporation ("PEC"). PEC's principal office is located at One Landmark Square, Stamford, Connecticut 06901.

Item 2.  Identity and Background.

         This Schedule is being filed on behalf of the group of PEC Common Stock holders that consists of (i) Amrace Inc., (ii) The American Energy Co., Inc., (iii) Robert de Rothschild and (iv) a trust of which Mr. de Rothschild is the current income beneficiary and Messrs. A. Stanley Gluck and Michael A. Varet are the trustees. Each of the corporations identified in clauses (i) and (ii), and the trust referred to in clause (iv), disclaims beneficial ownership, and power to vote or dispose of, securities the ownership of which is reported on by any of the others or by Mr. de Rothschild.

                                                                       Criminal             Legal
Name and Business Address        Citizenship         Occupation        Conviction**         Proceedings***


Amrace Inc. ("Amrace")           Delaware            Holding           No                   No
1013 Centre Road                                     Company
Wilmington, Delaware 19805-1297

The American                     New York            Holding           No                   No
 Energy Co., Inc. ("AEC")                            Company
c/o A. Stanley Gluck
1251 Avenue of the Americas
New York, New York 10020

Robert de Rothschild             France              Investor          No                   No
51st Floor
1251 Avenue of the Americas
New York, New York 10020

A. Stanley Gluck*                U.S.A.              Executive         No                   No
New Court Services Inc.
1251 Avenue of the Americas
New York, New York 10020

Michael A. Varet*                U.S.A.              Lawyer            No                No
Seventh Floor
53 Wall Street
New York, New York 10005

__________________


*        As co-trustee of a trust for the benefit of Robert de Rothschild.

** Response in this column indicates whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

*** Response in this column indicates whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                  The following information is furnished with respect to those reporting persons which are corporations:

2.1  Amrace Inc.

         2.1.1  Directors

                  2.1.1(a)  A. Stanley Gluck

                           Business Address:

                           c/o New Court Services Inc.
                           1251 Avenue of the Americas
                           51st Floor
                           New York, New York  10020

                           Principal Occupation:

                           President
                           New Court Services Inc.
                           1251 Avenue of the Americas
                           51st Floor
                           New York, New York 10020

                           Ownership of PEC
                           Securities:    See cover sheet for A. Stanley Gluck

                           Citizenship:   U.S.A.


                  2.1.1(b)  Michael A. Varet

                           Business Address:

                           c/o Piper & Marbury L.L.P.
                           53 Wall Street
                           New York, New York 10005

                           Principal occupation:

                           Lawyer
                           Piper & Marbury L.L.P.
                           53 Wall Street
                           New York, New York 10005

                           Ownership of PEC
                           Securities:    See cover sheet for Michael A. Varet

                           Citizenship    U.S.A.


         2.1.2  Executive Officers

                  2.1.2(a) A. Stanley Gluck - President (See 2.1.1(a) above)


                  2.1.2(b) Michael A. Varet - Vice President (See 2.1.1 (b)
                           above)

         2.1.3  Control Person

                           Robert de Rothschild

                           Business Address:

                           51st Floor
                           1251 Avenue of the Americas
                           New York, New York 10020

                           Principal Occupation:  Private Investor

                           Ownership of PEC
                           Securities:  See cover sheet for Robert de Rothschild

                           Citizenship: France

2.2  The American Energy Co., Inc.

         2.2.1  Directors

                  2.2.1(a) A. Stanley Gluck  (See 2.1.1(a) above)


                  2.2.1(b) Michael A. Varet  (See 2.1.1(b) above)

         2.2.2  Executive Officers

                  2.2.2(a) A. Stanley Gluck - President and Treasurer
                           (See 2.1.1(a) above)

                  2.2.2(b) Michael A. Varet - Vice President and Secretary
                           (See 2.1.1(b) above)

         2.2.3  Control Person

                           Robert de Rothschild
                           (See 2.1.3 above)


                  Other Matters. None of Messrs. de Rothschild, Gluck, or Varet has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds.

         All PEC Common Stock owned by the Reporting Persons was acquired by purchase utilizing, in the case of Robert de Rothschild his personal funds;
in the case of the previously mentioned trust of which Messrs. Gluck and Varet are co-trustees, funds constituting the principal of the trust; and, in the case of Amrace, working capital, except that the 293,732 shares of PEC Common Stock owned by AEC were acquired by AEC as a distribution from a joint venture in which it is a participant. No borrowed funds have been used by any of the Reporting Persons to acquire PEC Common Stock.

Item 4.  Purpose of Transaction.

         The purpose of the Reporting Persons in acquiring the PEC Common Stock is to hold the stock for investment. Although the Reporting Persons may develop other plans or proposals in the future, at present they have no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.


                             Shares                   Shares                     Total                   Total
                             with Sole                with Shared                Number                  Percent
Name of                      Voting and               Voting and                 of                      of
Reporting                    Dispositive              Dispositive                Shares                  Class
Person                       Power                    Power                      Owned                   Owned*

Amrace                       200,000                   --                        200,000                   4.16

AEC                          293,732                   --                        293,732                   6.11

Robert de
Rothschild                    14,000                   --                         14,000                  11.03

A. Stanley**
Gluck, as trustee             --                      22,629     )
                                                                 )
                                                                 )
Michael A.**                                                     )
Varet, as trustee             --                      22,629     )               22,629***                0

__________________

* Based upon 4,806,399 shares of PEC Common Stock issued and outstanding on June 1, 1996, as advised by PEC.

**       Disclaims beneficial ownership of the reported shares.

*** Alfred Hartmann who was reported on the original Schedule 13D as a co-trustee with Messrs. Gluck and Varet has resigned and no longer serves as trustee.


         None of the Reporting Persons have engaged in any transactions in PEC Common Stock in the past sixty days. The filing of this Amendment No. 1 to
Schedule 13D is necessitated solely by the fact that the Reporting Persons's percentage ownership of PEC's Common Stock has increased by virtue of the purchase by PEC from persons unrelated to the reporting persons of certain shares of its Common Stock, thereby reducing the number of shares of Common Stock outstanding and increasing the percentage ownership by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements or understandings among the Reporting Persons listed in Item 2 either among themselves or with other persons with respect to any securities of the issuer. The following relation-ships exist among such persons: Messrs. Gluck and Varet are co-trustees of a trust for Mr. de Rothschild's benefit which owns PEC Common Stock and 33-1/3 percent of the outstanding stock of each of Amrace and AEC, the balance of which stock is owned by Mr. de Rothschild.

Mr. Gluck is employed by a subsidiary of a company in which Mr. de Rothschild has an interest. Because of such relationships the Reporting Persons may be deemed to constitute a group.


Item 7.    Material to be Filed as Exhibits.

         None.

                                   Signature

         After reasonable inquiry and to the best of our knowledge and belief, the members of the group on behalf of which this Report is filed certify that the information set forth in this statement is true and correct.


Dated:  June 3, 1996                     AMRACE INC.


                                         By:  /s/ A. Stanley Gluck
                                                  A. Stanley Gluck, President

                                         THE AMERICAN ENERGY CO., INC.


                                         By:  /s/ A. Stanley Gluck
                                              A. Stanley Gluck, President


                                              /s/ A. Stanley Gluck
                                              Robert de Rothschild
                                              By:  A. Stanley Gluck,
                                                   Attorney-in-Fact


                                              /s/ A. Stanley Gluck
                                              A. Stanley Gluck


                                              /s/ Michael A. Varet
                                              Michael A. Varet